Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dorman Products, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $.01 per share (the “common stock”). References herein to “we,” “us,” “our company” and “Dorman” refer to Dorman Products, Inc. and not to any of its subsidiaries.

DESCRIPTION OF COMMON STOCK

The following description of the common stock of Dorman Products, Inc. is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation, as amended (the “Articles”), and our Amended and Restated By-Laws, as amended (the “By-Laws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. We encourage you to read our Articles, By-Laws and the applicable provisions of the Pennsylvania Business Corporation Law of 1988, as amended, for additional information.

Authorized Capitalization

We are authorized to issue 100,000,000 shares of stock, of which no fewer than 25,000,000 shares, subject to increase by resolution of our board, are to be common stock, par value $.01 per share. As of December 28, 2019, our authorized capital stock consisted of 50,000,000 shares of common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any then outstanding preferred stock. As of December 28, 2019, no shares of preferred stock were outstanding.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board may from time to time determine.

Voting Rights

Each holder of record of our common stock is entitled to one vote for each share of our common stock held on all matters submitted to a vote of the shareholders. Except as required by law, our Articles or our By-Laws, matters will generally be decided by a majority of the votes cast at a meeting by the holders of shares entitled to vote thereon. Our Articles establish a majority voting standard in uncontested director elections. Under our Articles, in an uncontested election, each director shall be elected by an affirmative majority of the votes cast. In contested elections (those where the number of nominees exceeds the number of directors to be elected), a plurality vote standard applies.

No Pre-emptive or Other Rights

Holders of common stock are not entitled to pre-emptive, subscription, cumulative voting or conversion rights and there are no redemption or sinking fund provisions applicable to the common stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding.

Anti-Takeover Provisions

Our Articles and By-Laws include the following provisions that may have an effect of delaying, deferring or preventing a change in control of the Company.

Our Articles provide that our board may from time to time issue the authorized and unissued stock which is not common stock in one or more series of preferred stock without shareholder approval. Our board is authorized to adopt resolutions to, among other things, issue shares of preferred stock in one or more series and to fix the voting rights, designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights, and other special or relative rights of the shares of any class or series of the preferred stock. As a result, our board could, without shareholder approval, authorize the issuance of preferred stock with voting, dividend, redemption, liquidation, sinking fund, conversion and other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of common stock or that could have the effect of delaying, deferring or preventing a change in control.

In addition, our By-Laws provide that:

•

our shareholders are not entitled to call special meetings of the shareholders and the provision in our By- Laws establishing this limitation may not be amended without the affirmative vote of at least two-thirds of the votes entitled to be cast by shareholders;

•

any action required or permitted to be taken by our shareholders may be effected only at a regular or special meeting of our shareholders and the provision in our By-Laws establishing this limitation may not be amended without the affirmative vote of at least two-thirds of the votes entitled to be cast by shareholders;

•

certain additional provisions of the By-Laws, such as the provisions governing the size of the board and the filling of board vacancies, may not be amended without the affirmative vote of at least two-thirds of the votes entitled to be cast by shareholders; and

•	certain provisions of the By-Laws may be amended only by a vote of the shareholders, and not solely by the action of the board.

Our By-Laws also establish procedures for the nomination of directors by shareholders and the proposal by shareholders of matters to be considered at meetings of the shareholders, including the submission of certain information within the time periods prescribed in the By-Laws.